SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29333]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

June 25, 2010

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of June 2010.  A copy of each application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202)551-8090.  An order granting each application will be issued unless the SEC orders a hearing.  Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail.  Hearing requests should be received by the SEC by 5:30 p.m. on July 20, 2010, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service.  Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC  20549-1090.

For Further Information Contact:  Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC 20549-4041.

**Core Strategies Fund [File No. 811-21615]**
**Core Strategies Managed Volatility Fund [File No. 811-21710]**

Summary:  Each applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company.  Applicants have never made a public offering of their

securities and do not propose to make a public offering or engage in business of any kind.

Filing Dates:  The applications were filed on May 5, 2010, and amended on June 10, 2010.

Applicants' Address:  2450 Colorado Ave., Suite 100 East Tower, Santa Monica, CA 90404.

**American Independence Financial Solutions Funds Trust [File No. 811-22246]**

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company.  Applicant has never made a public offering of its securities

and does not propose to make a public offering or engage in business of any kind.

Filing Dates:  The application was filed on April 7, 2010 and amended on June 10, 2010.

Applicant's Address:  335 Madison Ave., Mezzanine, New York, NY 11017.

**Dreyfus Inflation Adjusted Securities Fund, Inc. [File No. 811-7937]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.

Applicant has never made a public offering of its securities and does not propose to make a public

offering or engage in business of any kind.

Filing Dates:  The application was filed on March 9, 2010, and amended on June 2, 2010.

Applicant's Address:  The Dreyfus Corporation, 200 Park Ave., New York, NY 10166.

**Dreyfus Ohio Municipal Money Market Fund, Inc. [File No. 811-6272]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.

On August 2, 1996, applicant transferred its assets to Dreyfus Municipal Money Market Fund,

Inc., based on net asset value. Expenses of $48,500 incurred in connection with the reorganization were paid by applicant and the surviving fund.

Filing Dates: The application was filed on April 8, 2010, and amended on June 2, 2010.

Applicant's Address: c/o The Dreyfus Corporation, 200 Park Ave., New York, NY 10166.

### Dreyfus Capital Value Fund, Inc. [File No. 811-3943]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 25, 1996, applicant transferred its assets to Comstock Partners Capital Value Fund, a portfolio of Comstock Funds, Inc., based on net asset value. Expenses of $45,000 incurred in connection with the reorganization were paid by The Dreyfus Corporation, applicant's investment adviser, and Comstock Partners, applicant's sub-investment adviser.

Filing Dates: The application was filed on April 8, 2010, and amended on June 2, 2010.

Applicant's Address: c/o The Dreyfus Corporation, 200 Park Ave., New York, NY 10166.

### Security Cash Fund [File No. 811-3073]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 10, 2009, applicant transferred its assets to Rydex U.S. Government Money Market Fund, a series of Rydex Series Funds, based on net asset value. Expenses of approximately $23,472 incurred in connection with the reorganization were paid by applicant and Security Investors, LLC, applicant's investment adviser.

Filing Dates: The application was filed on April 1, 2010 and amended on June 2, 2010.

Applicant's Address: One Security Benefit Place, Topeka, KS 66636-0001.

**Prudential Institutional Liquidity Portfolio, Inc. [File No. 811-5336]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On March 24, 2010, applicant made a liquidating distribution to its shareholders, based on net asset value.  Expenses of $13,000 incurred in connection with the liquidation were paid by applicant.

Filing Dates:  The application was filed on May 4, 2010, and amended on June 16, 2010.

Applicant's Address:  Gateway Center Three, 100 Mulberry St., Newark, NJ 07102-4077.

**CNL Funds [File No. 811-22017]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On February 27, 2010, applicant transferred its assets to American Beacon Global Real Estate Fund, a newly created series of American Beacon Funds (the "successor fund"), and shares of applicant were exchanged on a one for one basis with shares of the successor fund.  Expenses of $209,100 incurred in connection with the reorganization were paid by CNL Fund Advisors Company, applicant's investment adviser, and American Beacon Fund Advisors, the successor fund's investment adviser.

Filing Dates:  The application was filed on May 5, 2010, and amended on June 17, 2010.

Applicant's Address:  450 S. Orange Ave., Orlando, FL 32801.

**DMR Mortgage Opportunity Fund LP [File No. 811-22203]**

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company.  On January 14, 2010, applicant made a final liquidating distribution to its shareholders, based on net asset value.  Expenses of $194,000 incurred in connection with the liquidation were paid by applicant.

Filing Dates:  The application was filed on March 4, 2010, and amended on June 17, 2010.

Applicant's Address:  c/o Declaration Management & Research LLC, 1800 Tysons Blvd., Suite 200, McLean, VA 22102.

### PNC Funds, Inc. [File No. 811-5782]

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. By February 5, 2010, each series of applicant had transferred its assets to corresponding series of PNC Funds (formerly known as Allegiant Funds), based on net asset value.  Expenses of approximately $1,473,418 incurred in connection with the reorganization were paid by PNC Financial Services Group, Inc., the parent of applicant's investment adviser.

Filing Dates:  The application was filed on February 11, 2010, and amended on June 18, 2010, and June 23, 2010.

Applicant's Address:  Two Hopkins Plaza, Baltimore, MD 21201.

### Evergreen Diversified Income Opportunities Fund [File No. 811-22096]

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company.  Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date:  The application was filed on June 2, 2010.

Applicant's Address:  200 Berkeley St., Boston, MA 02116.

### Oppenheimer Inflation Protected Securities Fund [File No. 811-22313]

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date:  The application was filed on June 4, 2010.

Applicant's Address:  6803 S. Tucson Way, Centennial, CO 80112.

**Neuberger Berman Dividend Advantage Fund Inc. [File No. 811-21499]**

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company.  On October 30, 2009, applicant made a liquidating distribution to its shareholders, based on net asset value.  Applicant's noteholders were paid on the basis of the amount of principal outstanding plus accrued interest.  Applicant's preferred stockholders received $25,000 per share of preferred stock, plus an amount equal to the accumulated but unpaid distributions. Expenses of $113,800 incurred in connection with the liquidation were paid by applicant.  Applicant has retained $17,000 in cash to pay miscellaneous outstanding expenses.

Filing Date:  The application was filed on May 24, 2010.

Applicant's Address:  605 Third Ave., 2nd Floor, New York, NY 10158-0180.

**Weiss Fund [File No. 811-9084]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On April 30, 2010, applicant made a liquidating distribution to its shareholders, based on net asset value.  Expenses of $27,461 incurred in connection with the liquidation were paid by Weiss Capital Management Inc., applicant's investment adviser.  Outstanding operating expenses of $97,136 also will be paid by Weiss Capital Management, Inc.

Filing Date:  The application was filed on June 7, 2010.

Applicant's Address:  7111 Fairway Dr., Suite 102, Palm Beach Gardens, FL 33418.

**Presidio Funds [File No. 811-21707]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On April 30, 2010, applicant made a liquidating distribution to its shareholders, based on net asset value.  Expenses of $6,627 incurred in connection with the liquidation were paid by KCO Investments, Inc., applicant's investment adviser.

Filing Date:  The application was filed on June 7, 2010.

Applicant's Address:  3717 Buchanan St., Suite 200, San Francisco, CA 94123.

**Pioneer International Equity Fund [File No. 811-7733]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On June 12, 2009, applicant transferred its assets to Pioneer International Value Fund, a series of Pioneer Series Trust VIII, based on net asset value.  Expenses of approximately $12,531 incurred in connection with the reorganization were paid by applicant, the acquiring fund, and Pioneer Investment Management, Inc., applicant's investment adviser.

Filing Date:  The application was filed on June 4, 2010.

Applicant's Address:  60 State St., Boston, MA 02109.

**Legg Mason Income Trust, Inc. [File No. 811-5029]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On July 10, 2009, applicant transferred its assets to Legg Mason Partners Income Trust, based on net asset value.  Expenses of approximately $406,932 incurred in connection with the reorganization were paid by Legg Mason, Inc and the acquiring fund.

Filing Date:  The application was filed on June 9, 2010.

Applicant's Address:  100 International Dr., 7th Floor, Baltimore, MD 21202.

**First Funds [File No. 811-10569]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On

or about December 18, 2009, applicant made a liquidating distribution to its shareholders, based

on net asset value.  Expenses of $6,525 incurred in connection with the liquidation were paid by

applicant and First Financial Capital Advisors LLC, applicant's investment adviser.

Filing Date:  The application was filed on June 15, 2010.

Applicant's Address:  3435 Stelzer Rd., Columbus, OH 43219.

**IQ Legacy Fund [File No. 811-22163]**

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company.  Applicant has never made a public offering of its securities

and does not propose to make a public offering or engage in business of any kind.

Filing Date:  The application was filed on June 21, 2010.

Applicant's Address:  4 World Financial Center, 6th Floor, New York, NY 10080.

**Old Mutual Financial Separate Account VA [File No. 811-21952]**

Summary:  Applicant, a separate account established by OM Financial Life Insurance Company

(Depositor) to co-issue certain variable annuity contracts, seeks an order declaring that it has

ceased to be an investment company.   The Applicant is registered as an UIT and does not have a

board of directors.  The board of directors of the Depositor voted to deregister the Applicant on

April 22, 2010.  All contract owners have redeemed their contracts, no contracts remain

outstanding, and the Depositor does not presently propose to make a public offering of the

contracts or any other variable annuity through the Applicant.  As of April 5, 2010, Applicant had

distributed all its assets to its shareholders.

Filing Date:  The application was filed on April 29, 2010.

Applicant's Address:  1001 Fleet Street, 6th Floor, Legal, Baltimore MD 21202.

**UBS Series Trust [File No. 811-4919]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On April 27, 2009, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $7,500 incurred in connection with the liquidation were paid by UBS Global Asset Management (Americas) Inc., applicant's investment adviser.

Filing Dates: The application was filed on December 23, 2009, and amended on March 19, 2010.

Applicant's Address: 1285 Avenue of the Americas, 12th Floor, New York, NY 10019-6028.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.


Florence E. Harmon
Deputy Secretary